UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
         					ANNUAL FILING
					(Amendment No. 2)

InSite Vision Incorporated
(NAME OF ISSUER)
Common Stock
(TITLE CLASS OF SECURITIES)
457660108
(CUSIP NUMBER)
12/31/98
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

			(X)  RULE 13D-1(B)
			( )  RULE 13D-1(C)
			( )  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

















CUSIP NO. 457660108							PAGE 2 OF 6


1.  NAME OF REPORTING PERSON/EIN
General Motors Investment Management Corporation


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware


5.  SOLE VOTING POWER
    SHARES		0
6.  SHARED VOTING POWER
    SHARES		1,007,902
7.  SOLE DISPOSITIVE POWER
    SHARES		0
8.  SHARED DISPOSITIVE POWER
    SHARES		1,007,902
9.  TOTAL BENEFICIALLY OWNED
    SHARES		1,007,902

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.60%

12. TYPE OF REPORTING PERSON*
	IA, CO



SCHEDULE 13G					        			PAGE 3 OF 6

ITEM 1.

	(A)  NAME OF ISSUER
     		InSite Vision Incorporated ("IVI")

	(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
     		965 Atlantic Ave
		Alameda, CA.  94501

ITEM 2.

     (A)  NAME OF PERSON FILING (SSB or other)

		(i)	General Motors Investment Management Corporation
			("GMIMCo")

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE

		(i)	GMIMCo
			767 Fifth Avenue
			New York, NY 10153

     (C)  CITIZENSHIP

	(i)    GMIMCo	- Delaware

	(D)	TITLE CLASS OF SECURITIES
		Common Stock

	(E)	CUSIP NUMBER
		457660108

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
		13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
(select)
(E)[x]  Investment Adviser registered under section 203 of the
	   Investment Advisers Act of 1940 (in the case of GMIMCO)







Page	4  of 6
ITEM 4. OWNERSHIP

GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is referred to herein as the "Reporting Person."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. GMIMCo has discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans, the following information is being provided as of December 31, 1998 with respect to such securities of the Issuer under management for the benefit of the Plans (1):

	(A)  AMOUNT BENEFICIALLY OWNED

		(i)		GMIMCo		-	1,007,902
	(B)  PERCENT OF CLASS

		(i)		GMIMCo			-	6.60%

	(C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
    		(I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE		0

   		(II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE  -
          			Same as set forth under Item 4 (a) above
  		(III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITIO	-
 				0
		(IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF- Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
		NOT APPLICABLE
--------------
(footnotes)
 (1) Pursuant to Rule 13d-4. The Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement






										PAGE 5 OF 6

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

		NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY

          NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE


ITEM 10.  CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





										Page 6 of 6


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March ___, 1999

				GENERAL MOTORS INVESTMENT MANAGEMENT
				CORPORATION


				By: ______________________________________
					Name:
					Title: